HUDSON PACIFIC PROPERTIES, INC.

11601 Wilshire Blvd., Suite 1600

Los Angeles, California 90025

July 20, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tom Kluck, Legal Branch Chief
Sandra B. Hunter, Attorney-Advisor

	Re:	Hudson Pacific Properties, Inc. Registration Statement on Form S-3, File No. 333-175326

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Hudson Pacific Properties, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Thursday, July 21 at 10:00 a.m., Washington, D.C. time, or as soon thereafter as practicable, unless we or our outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time. This letter revokes and supersedes the Company’s previous letter dated July 20, 2011.

The Company acknowledges that with respect to the above-referenced Registration Statement:

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should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve such company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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such company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(signature on following page)

Very truly yours,

HUDSON PACIFIC PROPERTIES, INC.

By:	/s/ Mark T. Lammas

Name:	Mark T. Lammas

Title:	Chief Financial Officer